BB 3/12



07000996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
213
SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 21374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRP INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4407 Belmont Avenue
(No. and Street)

Youngstown	Ohio	44505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pintaric 330-759-2023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BELLOTO AND ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

32 State Street	Struthers	Ohio	44471
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IC 3/15

OATH OR AFFIRMATION

I, William Pintaric, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRP INVESTMENTS, INC., as of December 31st, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

ANNA DASHKEVICH
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
January 24, 2012

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRP INVESTMENTS, INC.

AUDIT REPORT

OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005

TABLE OF CONTENTS

Belloto
and Associates, Inc.

Home Savings & Loan Bldg.
32 State St.
Suite 204
Struthers, OH 44471
Phone 330-755-7064
Fax 330-755-9292

Member: Ohio Society of Certified Public Acountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
WRP Investments, Inc.
Youngstown, Ohio

I have audited the accompanying statements of financial condition of WRP Investments, Inc. as of December 31, 2006, and 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WRP Investments, Inc. at December 31, 2006, and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Belloto and Associates, Inc.

Belloto and Associates, Inc.
Struthers, Ohio
February 24, 2007

WRP INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006, 2005

ASSETS

	2006	2005
ASSETS		
Cash	$ 118,670	$ 135,493
Commissions Receivable	764,130	307,199
Investments, at market value	37,597	17,997
TOTAL ASSETS	$920,397	$460,689

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
LIABILITIES		
Commissions Payable	$ 764,130	$ 307,199
Total Liabilities	764,130	307,199
STOCKHOLDERS' EQUITY		
Common Stock - no par value, $5.00 stated value, 500 shares authorized, 100 shares issued and outstanding	500	500
Additional Paid in Capital	106,466	106,466
Retained Earnings	49,301	46,524
Total Stockholders' Equity	156,267	153,490
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 920,397	$ 460,689

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005

	2006	2005
REVENUE		
Commission Income	$33,683,157	$29,233,392
Interest Income	77,057	20,916
Unrealized Gain	0	0
Miscellaneous Income	0	0
TOTAL REVENUE	33,760,214	29,254,308
EXPENSES		
Commission Expense	30,866,455	26,873,558
Management Fee	2,841,025	2,344,610
Recruiting Fees	47,780	52,445
Bank Charges	2,037	3,441
Unrealized Loss	140	211
TOTAL EXPENSES	33,757,437	29,274,265
NET INCOME (LOSS)	$ 2,777	$ (19,957)

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE - December 31, 2004	500	106,466	66,481
Deduct Net Loss	0	0	(19,957)
BALANCE - December 31, 2005	$500	$106,466	$46,524
Add Net Profit	0	0	2,777
BALANCE - December 31, 2006	$500	$106,466	$49,301

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings at January 1, 2006	$0
Increases:	
Secured demand note collateral agreements	-
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
Subordinated borrowings at December 31, 2006	$0

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 2,777	$ (19,957)
Change in Assets - (Increase) Decrease		
Investments	(19,600)	(425)
Commissions Receivable	(456,931)	41,671
Other Receivable	-	-
Change in Liabilities - Increase (Decrease)		
Commissions Payable	456,931	(41,671)
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES:	(16,823)	(20,382)
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES:	-	-
NET INCREASE (DECREASE) IN CASH	(16,823)	(20,382)
CASH AND CASH EQUIVALENTS/ BEGINNING OF YEAR	135,493	155,875
CASH AND CASH EQUIVALENTS/ END OF YEAR	$ 118,670	$ 135,493
SUPPLEMENTAL DISCLOSURES		
Cash Paid during the year:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005

NATURE OF BUSINESS

The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) as an Investment.Advisor and is a member of the National Association of Securities Dealers (NASD). The company is an Ohio Corporation, formed in November 1976 and operates as an S Corporation.

SUMMARY OF SIGNIFICANT POLICIES

Revenue Recognition:

Commission income and related commission expenses are recorded on a trade date basis as securities transactions occur.

Investments:

Investments are stated at market value based on brokerage statements. The resulting difference between cost and market value is included in income.

Federal Income Tax:

Net income or loss of the company flows through and is taxable directly to the shareholders, pursuant to an election as an S Corporation under the Internal Revenue Code.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash consists of a non-interest bearing checking account, an interest bearing investment account and all cash equivalents expected to be turned to cash within six months at December 31, 2006 and December 31, 2005.
For purposes of the computation of net capital, investments listed are treated as cash and cash equivalents.

ESCROW DEPOSIT

The company is required to maintain a minimum escrow deposit of $50,000 with their clearing house at December 31, 2006, which is included in cash.

WRP INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005

INVESTMENTS

Investments at December 31, 2006 reported at market value were as follows:

Fidelity Government Securities	$ 18,632
Westwood Equity Fund	19,332
Templeton Global Bond Class A	(399)
Helical Corp/Various	32
	$ 37,597

RELATED PARTY TRANSACTIONS

Commissions paid to shareholders are not segregated since they are subject to the company's normal terms. Certain expenses such as insurance, payroll, office, etc. are paid by the management company. William R Pintaric & Associates, Inc., a corporation owned by the shareholders of the Company, provides management services to the Company. Fees charged by the management company were $2,841,025 in 2006 and $2,344,610 in 2005.

NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the company had net capital of $148,166 which was $98,166 in excess of its required net capital of $50,000. The company's net capital ratio was 6.21 to 1.

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings subordinated to the claims of general creditors during the year ended December 31, 2006.

CONCENTRATION OF CREDIT RISK

The company maintains cash balances at one financial institution in Youngstown, Ohio. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006 the Company's uninsured cash balances per bank statement total $336,408.

COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits. Management is of the opinion that the liability if any, will not be in excess of insurance coverage resulting from such litigation.

SUPPLEMENTARY INFORMATION

WRP INVESTMENTS, INC.

SCHEDULE I

Computation of Net Capital under SEC Rule 15c3-1
December 31, 2006

Net Capital	
Total stockholders' equity qualified for net capital	$ 156,267
Other Deductions/Charges	(4,000)
Net Capital before haircuts on securities positions	152,267
Haircuts on securities:	
Trading and investment securities,	
U.S. Government obligations	(4,101)
Net Capital	$ 148,166
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 50,967
Excess Net Capital	$ 97,199
Ratio: Aggregate indebtedness to net capital	6.21
Reconciliation with company's computation (included in Part II	
of Form X-17A-5 as of December 31, 2006	
Net capital, as reported in Company's Part II	
(unaudited) FOCUS report	$ 131,841
Other audit adjustments (net)	16,325
Net Capital per above	$ 148,166

WRP INVESTMENTS, INC.

SCHEDULE II

December 31, 2006

(h) - - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

(i) - - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

(j) - - RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the company and filed with their most recent Part IIA unaudited report and the schedule included with these statements.

The company did not file the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 due to exemption (k) (2) (I) of Rule 15c3-3.

Belloto
and Associates, Inc.

Home Savings & Loan Bldg.
32 State St.
Suite 204
Struthers, OH 44471
Phone 330-755-7064
Fax 330-755-9292

Member: Ohio Society of Certified Public Acountants

Board of Directors
WRP Investments, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of WRP Investments, Inc. for the year ended December 31, 2006 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Belloto and Associates, Inc.

Belloto and Associates, Inc.
Struthers, Ohio
February 24, 2007

END